Exhibit 99.1
January 21, 2011
The Manager — Listing,
The Stock Exchange, Mumbai
The Manager — Listing,
The National Stock Exchange of India Limited
The Market operations/ Press Room,
NYSE, New York
Dear Sir,
Sub: Management change
Pursuant to clause 30(a) of the Listing Agreement with BSE and NSE and Para 204.10 of the NYSE Listed Company Manual we hereby inform the Stock Exchanges that Mr Girish Paranjpe, Jt CEO (IT Business) and Director and Mr Suresh Vaswani, Jt CEO (IT Business) and Director have resigned from the services of the company and from the Board of Directors of the Company with effect from the close of business hours on January 31, 2011.
We are also informing you of the appointment of Mr T K Kurien as CEO (IT Business) & Executive Director with effect from February 1, 2011
We are also enclosing copy of a Press Release which is being released today.
Thanking You,

Yours Faithfully,
For WIPRO LIMITED

/s/ V. Ramachandran V. Ramachandran
Company Secretary
Encl : a/a

For immediate release
T K Kurien to lead Wipro’s IT Business
Bangalore January 21, 2011: Wipro Limited (NYSE:WIT) today announced the appointment of T K Kurien as the Chief Executive Officer of the Information Technology business and Executive Director of the company.
Girish Paranjpe and Suresh Vaswani, the current Joint CEOs of the IT business have decided to step down from their responsibilities effective February 1, 2011. Acknowledging their contribution, Mr. Premji said, “Suresh Vaswani and Girish Paranjpe have been with Wipro for the past 20+ years and been an integral part of the Wipro leadership team. They have made significant contribution to the company in the critical years of its expansion and played a stellar role in the success of the IT Business. I want to personally thank them for their contributions to Wipro and wish them the very best in their future endeavors.”
Commenting on the appointment of Kurien, Azim Premji, Chairman Wipro Limited said, “The Joint CEO structure was one of the key factors that successfully helped us navigate the worst economic crisis of our times. With the change in environment, there is a need for a simpler organization structure. Over the last 10 years, Kurien has been instrumental in building and scaling many of our businesses successfully. His track record with customers, passion for excellence coupled with strategic thinking and rigor in execution makes him uniquely positioned to lead Wipro’s IT business through the next phase of growth.”
Girish Paranjpe said, “It’s been an exciting time as we navigated together through a tough environment over the past 3 years. Wipro has been an amazing place for learning and growth. Building Wipro’s Financial Solutions business to a billion dollar plus business, contributing to building a strong Consulting business and, earlier as CFO, putting together processes in Consumer Care as well as IT businesses that have lasted for decades are milestones that I will cherish. Personally and professionally this has been a wonderful journey”.
Suresh Vaswani said, “The success we had in transforming while performing in the last three years was particularly satisfying. Wipro has given me opportunities to contribute in multiple roles over the last couple of decades. I am particularly proud of having nurtured Service lines such as Technology Infrastructure Services, Enterprise Application Services, Business Process Outsourcing and Testing to leadership positions globally and building Wipro as the undisputed leader in the India & Middle Eastern market. It’s heartening to have built these strong growth platforms that will drive the future growth of Wipro.”
Both joined in expressing their gratitude to all colleagues and customers for their support over the years and wished Wipro and Kurien all the very best for future.
Girish Paranjpe, Suresh Vaswani and T K Kurien will work together through quarter ending March 31, 2011 to ensure a smooth transition.
About Wipro Limited
Wipro Technologies, a division of Wipro Limited (NYSE:WIT) is the first PCMM Level 5 and SEI CMM Level 5 certified global IT services organization. Wipro Technologies was recently assessed at Level 5 for CMMI V 1.2 across offshore and onsite development centers. Wipro is one of the largest product engineering and support service providers worldwide. Wipro provides comprehensive research and development services, IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application management, and datacenter managed services to corporations globally. In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India, offering system integration, network integration, software solutions and IT services.
Wipro also has a strong presence in niche market segments of consumer products and lighting. In the Asia-Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations. Wipro’s ADS’ are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange.

Contact for Investor Relations	Contact for Media & Press

Rajendra Kumar Shreemal	Sachin Mulay
Vice President	Head - Corporate Brand & Communication
Phone: +91-80-25056186	+91-80-2505-6110
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	sachin.mulay@wipro.com

Sridhar Ramasubbu
Vice President
Phone: +1 408-242-6285
sridhar.ramasubbu@wipro.com

Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.